Kare Mobile Incorporated
Statement of Cash Flows
(Unaudited)

	For the Period May 24, 2017 (Inception) to December 31, 2017
Cash flows from operating activities:	
Net loss	$ (59,064)
Changes in operating assets and liabilities:	
Credit cards payable	44,802
Net cash used in operating activities	(14,262)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from sale of common stock	1,500
Proceeds from related party debt	14,262
Net cash provided by financing activities	15,762
Net cash increase for period	1,500
Cash at beginning of period	-
Cash at end of period	$ 1,500

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -